SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for March 2023

São Paulo, April 5, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of March 2023, compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) increased 13.3%. Total seats increased 20.3% and the number of departures increased by 20.7%. GOL's total demand (RPK) increased by 17.2% and the load factor was 82.3%.
|	GOL’s domestic supply (ASK) increased 5.8% and demand (RPK) increased by 10.0%. GOL’s domestic load factor was 82.8%. The volume of departures increased by 17.4% and seats increased by 17.1%.
|	GOL’s international supply (ASK) was 351 million, the demand (RPK) was 273 million and international load factor was 77.9%.

March/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	Mar/23	Mar/22	% Var.	1Q23	1Q22	% Var.	LTM23	LTM22	% Var.
Total GOL
Departures	18,438	15,275	20.7%	56,282	48,777	15.4%	209,455	150,019	39.6%
Seats (thousand)	3,211	2,669	20.3%	9,345	8,538	9.5%	36,492	26,311	38.7%
ASK (million)	3,518	3,105	13.3%	11,172	10,110	10.5%	41,826	30,128	38.8%
RPK (million)	2,895	2,470	17.2%	9,308	8,190	13.6%	33,736	24,742	36.3%
Load factor	82.3%	79,5%	2.7 p.p	83.3%	81.0%	2.3 p.p	80.7%	82.1%	-1.5 p.p
Pax on board (thousand)	2,560	2,093	22.3%	7,935	6,746	17.6%	28,550	21,058	35.6%
Domestic GOL
Departures	17,625	15,013	17.4%	53,577	48,011	11.6%	200,798	148,948	34.8%
Seats (thousand)	3,072	2,623	17.1%	9,345	8,405	11.2%	35,004	26,127	34.0%
ASK (million)	3,167	2,994	5.8%	9,988	9,769	2.2%	37,919	29,661	27.8%
RPK (million)	2,621	2,383	10.0%	8,386	7,933	5.7%	30,595	24,391	25.4%
Load factor	82.8%	79.6%	3.2 p.p	84.0%	81.2%	2.8 p.p	80.7%	82.2%	-1.5 p.p
Pax on board (thousand)	2,451	2,056	19.2%	7,579	6,643	14.1%	27,380	20,917	30.9%
International GOL
Departures	813	262	N.M	2,705	766	N.M	8,657	1,071	N.M
Seats (thousand)	139	46	N.M	463	133	N.M	1,487	183	N.M
ASK (million)	351	111	N.M	1,184	340	N.M	3,907	466	N.M
RPK (million)	273	87	N.M	922	257	N.M	3,141	352	N.M
Load factor	77.9%	78.0%	0.0 p.p	77.9%	75.6%	2.2 p.p	80.4%	75.5%	4.9 p.p
Pax on board (thousand)	108	37	N.M	356	103	N.M	1,170	141	N.M
On-time Departures	88.1%	94.8%	-6.8 p.p	85.1%	92.9%	-7.7 p.p	87.8%	93.0%	-5.2 p.p
Flight Completion	98.5%	99.7%	-1.2 p.p	98.3%	99.7%	-1.3 p.p	98.9%	99.3%	-0.5 p.p
Cargo Ton (thousand)	8.1	5.5	47.7%	21.2	14.7	44.5%	78.0	46.8	66.6%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1

GOL discloses preliminary traffic figures for March 2023

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14 thousand highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 146 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ir.

2

GOL discloses preliminary traffic figures for March 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 05, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer